Via Facsimile and U.S. Mail
Mail Stop 6010

February 24, 2009

Mr. Ricardo Rodriguez Marengo
Chief Executive Officer
Provida Pension Fund Administrator, Inc.
Avenida Pedro de Valdivia 100
Santiago, Chille

Re: Provida Pension Fund Administrator, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2007
File No. 001-13406

Dear Mr. Marengo:

   We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief